

05044911


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DEC 21 2005
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SEC FILE NUMBER
8-13062

SECURI... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER DEALER:

Stralem & Company Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Hirschel B. Abelson (212) 888-8123
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Hirschel B. Abelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stralem & Company Incorporated, as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANGELA TUFARELLO
Notary Public, State of New York
No. 41-4974728
Qualified In Queens County
Commission Expires November 19, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRALEM & COMPANY INCORPORATED

FINANCIAL STATEMENTS

OCTOBER 31, 2005

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stralem & Company Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Stralem & Company Incorporated (the "Company") as of October 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of the Company as of October 31, 2005, and the results of its operations, changes in its stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
December 1, 2005

STRALEM & COMPANY INCORPORATED

Statement of Financial Condition
October 31, 2005

ASSETS	
Cash and cash equivalents	$ 936,772
Restricted cash	210,000
Receivables:	
Correspondent broker	6,683
Investment advisory fees	1,015,967
Cash surrender value of life insurance policies	326,894
Notes receivable - stockholders/officers	874,182
Other assets	123,322
	$ 3,493,820
LIABILITIES	
Accounts payable and accrued expenses	$ 1,077,078
Subordinated notes to former stockholders	397,229
Commitments and contingencies	1,474,307
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value:	
Voting - authorized 31,845 shares and outstanding 21,230 shares	212
Class A nonvoting - authorized 63,690 shares and outstanding 42,460 shares	425
Additional paid-in capital	669,836
Retained earnings	1,349,040
	2,019,513
	$ 3,493,820

See notes to financial statements

STRALEM & COMPANY INCORPORATED

Statement of Operations
Year Ended October 31, 2005

Revenues:	
Advisory fees	$ 6,298,752
Net commissions	343,173
Interest income	40,324
	6,682,249
Expenses:	
Employee compensation and benefits	3,996,317
Commissions	463,307
Communication	174,856
Occupancy	609,657
Other	615,173
	5,859,310
Net income	$ 822,939

See notes to financial statements

STRALEM & COMPANY INCORPORATED

Statement of Changes in Stockholders' Equity
Year Ended October 31, 2005

	Number of Shares Common Stock					
				Additional		
	Voting	Nonvoting	Par Value	Paid-in Capital	Retained Earnings	Total
Balance - November 1, 2004	21,230	42,460	$ 637	$ 669,836	$ 526,101	$ 1,196,574
Net income					822,939	822,939
Balance - October 31, 2005	21,230	42,460	$ 637	$ 669,836	$ 1,349,040	$ 2,019,513

See notes to financial statements

STRALEM & COMPANY INCORPORATED

Statement of Cash Flows
Year Ended October 31, 2005

Cash flows from operating activities:	
Net income	$ 822,939
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,280
Changes in:	
Restricted cash	125,930
Correspondent broker receivable	25,582
Investment advisory fees receivable	(558,594)
Other assets	(25,789)
Accounts payable and accrued expenses	580,931
Net cash provided by operating activities	988,279
Cash flows from investing activities:	
Acquisition of fixed assets	(15,746)
Cash flows from financing activities:	
Loan payment to stockholders/officers	(300,000)
Payment to former stockholder	(132,410)
Net cash used in financing activities	(432,410)
Net increase in cash and cash equivalents	540,123
Cash and cash equivalents - November 1, 2004	396,649
Cash and cash equivalents - October 31, 2005	$ 936,772
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Taxes	$ 28,420
Interest	$ 38,423

See notes to financial statements

STRALEM & COMPANY INCORPORATED

Notes to Financial Statements
October 31, 2005

NOTE A - NATURE OF BUSINESS

Stralem & Company Incorporated (the "Company") is a registered investment adviser, registered with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940. The Company is also a broker-dealer registered with the SEC and the National Association of Securities Dealers (the "NASD").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] The Company considers money market funds to be cash equivalents.

[2] Investment advisory fees are received quarterly but are recognized as earned.

[3] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - STOCKHOLDERS' EQUITY/SUBORDINATED NOTES TO FORMER SHAREHOLDERS

On October 31, 2003, the Company bought back all the shares at book value from certain stockholders, who owned one-third of the Company and the Company issued subordinated notes for payment of the total purchase price of $662,049. The notes are payable in five equal installments commencing on the first anniversary of issuance and bear interest at 5% per annum. At October 31, 2005, the payable to former stockholders amounted to $397,229.

NOTE D - ADVISORY FEES

Pursuant to an agreement with Stralem Fund (which included its' two series, Stralem Balanced Fund and Stralem Equity Fund), related parties, the Company earned advisory and management fees of approximately $1,440,000 during the year ended October 31, 2005.

NOTE E - NOTES RECEIVABLE - STOCKHOLDERS/OFFICERS

On December 31, 2003, the Company entered into an agreement with two stockholders/officers to assign their split-dollar life insurance agreements to certain trusts and to set up notes receivable representing the total premiums paid to date for each policy. Each note bears interest at 1.68% per annum and are collateralized by the life insurance policies. These notes are to be repaid on the earlier of December 31, 2006 or on the date of death of the policy holder. The balance of these notes receivable on October 31, 2005 is $874,182.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2005, the Company had net capital of approximately $756,000, which was approximately $658,000 in excess of its required net capital. The Company's net capital ratio was approximately 1.95 to 1.

NOTE G - EMPLOYEES' PROFIT-SHARING PLAN

Employees of the Company with at least six months' service, except for voting stockholder-employees, participate in a profit-sharing plan. Contributions are made to the plan at the discretion of the Company's Board of Directors. A contribution of $200,000 was authorized and charged to expense for the year ended October 31, 2005.

NOTE H - INCOME TAXES

The Company has elected to be taxed as an S corporation for federal and New York State purposes. With respect to New York City, income tax continues to be accounted for at the corporate level.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company is subject to an operating lease for office space which expires in July 2010, requiring minimum rental payments of $297,000 annually through July 2010. As of October 31, 2005, future minimum annual rental payments amounted to approximately $1,410,000. In connection with the lease, the bank issued a letter of credit to the landlord on behalf of the Company which is collateralized with a bank certificate of deposit. Such certificate is included in the accompanying statement of financial condition at $212,037, including accrued interest of $2,037. The terms of the leases include escalation clauses for increases in real estate taxes and certain operating expenses. Rent expense for the year ended October 31, 2005 totaled $380,182.

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

NOTE J - LINE OF CREDIT

The Company has a line of credit with a bank for $300,000. There is no outstanding balance at October 31, 2005. Any outstanding balances are subject to interest at a rate equal to the bank's prime rate (7% per annum at October 31, 2005) plus 1%.

NOTE K - SUBSEQUENT EVENT

The Company plans to cease operating as a broker-dealer on or about January 3, 2006 and will file Form BD-W at that time with the NASD. The Company will continue to operate its primary investment advisory business and remain registered as an investment adviser with the SEC.

Supplementary Information

STRALEM & COMPANY INCORPORATED

Schedule of Computation of Net Capital
October 31, 2005

Total stockholders' equity	$ 2,019,513
Deductions:	
Restricted cash	210,000
Investment advisory fees receivable	915,330
Furniture, equipment and leasehold improvements	35,912
Other assets	93,917
	1,255,159
Tentative net capital	764,354
Haircuts on money market funds	8,038
Net capital	$ 756,316
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,077,078
Payable to former stockholder	397,229
	$ 1,474,307
Percentage of aggregate indebtedness to net capital	195%
Minimum capital required	$ 98,287
Excess of net capital over minimum requirement	$ 658,029

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of October 31, 2005.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Stralem & Company Incorporated
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Stralem & Company Incorporated (the "Company") for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13 or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Stralem & Company Incorporated to achieve all the divisions of duties and cross-checks generally included in internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Eisner LLP

New York, New York
December 1, 2005